JETOPTERA, INC.

COMMON STOCK SUBSCRIPTION AGREEMENT

THE SECURITIES ARE BEING OFFERED PURSUANT TO SECTION 4(A)(6) AND REGULATION CROWDFUNDING OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "**SECURITIES ACT**") AND HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE OR ANY OTHER JURISDICTION. NO FEDERAL OR STATE SECURITIES ADMINISTRATOR HAS REVIEWED OR PASSED ON THE ACCURACY OR ADEQUACY OF THE OFFERING MATERIALS FOR THESE SECURITIES. THERE ARE SIGNIFICANT RESTRICTIONS ON THE TRANSFERABILITY OF THE SECURITIES DESCRIBED HEREIN AND NO RESALE MARKET MAY BE AVAILABLE AFTER RESTRICTIONS EXPIRE. THE PURCHASE OF THESE SECURITIES INVOLVES A HIGH DEGREE OF RISK AND SHOULD BE CONSIDERED ONLY BY PERSONS WHO CAN BEAR THE RISK OF THE LOSS OF THEIR ENTIRE INVESTMENT WITHOUT A CHANGE IN THEIR LIFESTYLE.

The Board of Directors of:

JETOPTERA, INC.
123 2ND AVE S, STE 200
EDMONDS, WA 98020

Ladies and Gentlemen:

1. Background. The undersigned understands that understands that Jetoptera, Inc., a Delaware corporation (the "**Company**"), is conducting an offering (the "**Offering**") under Section 4(a)(6) of the Securities Act of 1933, as amended (the "**Securities Act**") and Regulation Crowdfunding promulgated thereunder. This Offering is made pursuant to (i) this Common Stock Subscription Agreement (the "**Subscription Agreement**"), (ii) the Second Amended and Restated Stockholders' Agreement, dated as of August 17, 2021 (the "**Stockholders Agreement**"), (iv) the Second Amended and Restated Voting Agreement, dated as of August 17, 2021 (the "**VA**") (collectively, the "**Transaction Agreements**"), (v) the Form C of the Company that has been filed by the Company with the Securities and Exchange Commission and is being made available on the Portal's website, as the same may be amended from time to time (the "**Form C**"), and (vi) the Offering Statement, which is included therein (the "**Offering Statement**"). The Company is offering to both accredited and non-accredited investors up to 196,463 shares of its Common Stock ("**Common Stock**", each a "**Share**" and, collectively, the "**Shares**") at a purchase price of $10.79 per Share; provided, however, that if the undersigned subscribes on or before the date on which the Company raises $750,001.32 in the Offering (the "**Initial $750,001.32**"), or if the undersigned meets certain criteria determined by the Company, the undersigned will receive an "early bird" discount that will reduce the purchase price to $10.18 (such purchase price whether with or without the "early bird" discount, the "**Purchase Price**"). The minimum amount to be raised in the Offering is $50,004.16 ("**Target Offering Amount**") and the maximum amount to be raised in the Offering is $2,000,000.00 ("**Maximum Offering Amount**"). If the Offering is oversubscribed beyond the Maximum Offering Amount, the Company will sell Shares on a basis to be determined by its management. The Company is offering the Shares to prospective investors through the Wefunder crowdfunding portal (the "**Portal**"). The Portal is registered with the Securities and Exchange Commission (the "**SEC**") as a funding portal and is a funding portal member of the Financial Industry Regulatory Authority. The Company will pay the Portal a commission equal to up to 6.9% of gross monies raised in the Offering. Investors should carefully review the Form C and the accompanying Offering Statement, which are available on the website of the Portal at www.wefunder.com.

2. Subscription. Subject to the terms of this Subscription Agreement and the Form C and related Offering Statement, the undersigned hereby subscribes to purchase the number of Shares equal to

the quotient of the undersigned's subscription amount as indicated through the Portal's platform divided by the Purchase Price and shall pay the aggregate Purchase Price in the manner specified in the Form C and Offering Statement and as per the directions of the Portal through the Portal's website. Such subscription shall be deemed to be accepted by the Company only when (i) Subscriber has executed and delivered this Subscription Agreement; (ii) Subscriber has executed and delivered the Stockholders Agreement and the Adoption Agreement attached as Exhibit C thereto as a "Common Stockholder" and/or "Major Investor," as applicable, for all purposes thereunder; (iii) the Subscriber has executed and delivered the VA and the Adoption Agreement attached as Exhibit C thereto, as a "Stockholder" for all purposes thereunder; and (iv) this Subscription Agreement is countersigned on the Company's behalf. No investor may subscribe for a Share in the Offering after the Offering campaign deadline as specified in the Offering Statement and on the Portal's website (the "**Offering Deadline**").

3. Closing.

(a) Closing. Subject to this Section 3(b), the closing of the sale and purchase of the Shares pursuant to this Agreement (the "**Closing**") shall take place through the Portal within five Business Days after the Offering Deadline (the "**Closing Date**").

(b) Closing Conditions. The Closing is conditioned upon satisfaction of all the following conditions:

(i) prior to the Offering Deadline, the Company shall have received aggregate subscriptions for Shares in an aggregate investment amount of at least the Target Offering Amount;

(ii) at the time of the Closing, the Company shall have received into the escrow account established with the Portal and the escrow agent in cleared funds, and is accepting, subscriptions for Shares having an aggregate investment amount of at least the Target Offering Amount;

(iii) the representations and warranties of the Company contained in Section 7 hereof and of the undersigned contained in Section 5 hereof shall be true and correct as of the Closing in all respects with the same effect as though such representations and warranties had been made as of the Closing.

4. Termination of the Offering; Other Offerings. The undersigned understands that the Company may terminate the Offering at any time. The undersigned further understands that during and following termination of the Offering, the Company may undertake offerings of other securities, which may or may not be on terms more favorable to an investor than the terms of this Offering.

5. Representations. The undersigned represents and warrants to the Company and the Company's agents as follows:

(a) The undersigned understands and accepts that the purchase of the Shares involves various risks, including the risks outlined in the Form C, the accompanying Offering Statement, and in this Subscription Agreement. The undersigned can bear the economic risk of this investment and can afford a complete loss thereof; the undersigned has sufficient liquid assets to pay the full purchase price for the Shares; and the undersigned has adequate means of providing for its current needs and possible contingencies and has no present need for liquidity of the undersigned's investment in the Company.

(b) The undersigned acknowledges that at no time has it been expressly or implicitly represented, guaranteed or warranted to the undersigned by the Company or any other person that a percentage of profit and/or amount or type of gain or other consideration will be realized because of the purchase of the Shares.

(c) Including the amount set forth on the signature page hereto, in the past 12-month period, the undersigned has not exceeded the investment limit as set forth in Rule 100(a)(2) of Regulation Crowdfunding.

(d) The undersigned has received and reviewed a copy of the Form C and accompanying Offering Statement. With respect to information provided by the Company, the undersigned has relied solely on the information contained in the Form C and accompanying Offering Statement to make the decision to purchase the Shares.

(e) The undersigned confirms that it is not relying and will not rely on any communication (written or oral) of the Company, the Portal, or any of their respective affiliates, as investment advice or as a recommendation to purchase the Shares. It is understood that information and explanations related to the terms and conditions of the Shares provided in the Form C and accompanying Offering Statement or otherwise by the Company, the Portal or any of their respective affiliates shall not be considered investment advice or a recommendation to purchase the Shares, and that neither the Company, the Portal nor any of their respective affiliates is acting or has acted as an advisor to the undersigned in deciding to invest in the Shares. The undersigned acknowledges that neither the Company, the Portal nor any of their respective affiliates have made any representation regarding the proper characterization of the Shares for purposes of determining the undersigned's authority or suitability to invest in the Shares.

(f) The undersigned is familiar with the business and financial condition and operations of the Company, all as generally described in the Form C and accompanying Offering Statement. The undersigned has had access to such information concerning the Company and the Shares as it deems necessary to enable it to make an informed investment decision concerning the purchase of the Shares.

(g) The undersigned understands that, unless the undersigned notifies the Company in writing to the contrary at or before the Closing, each of the undersigned's representations and warranties contained in this Subscription Agreement will be deemed to have been reaffirmed and confirmed as of the Closing, taking into account all information received by the undersigned.

(h) The undersigned acknowledges that the Company has the right in its sole and absolute discretion to abandon this Offering at any time prior to the completion of the Offering. This Subscription Agreement shall thereafter have no force or effect and the Company shall return any previously paid subscription price of the Shares, without interest thereon, to the undersigned.

(i) The undersigned understands that no federal or state agency has passed upon the merits or risks of an investment in the Shares or made any finding or determination concerning the fairness or advisability of this investment.

(j) The undersigned has up to forty-eight (48) hours before the campaign end date to cancel the purchase and get a full refund.

(k) The undersigned confirms that the Company has not (i) given any guarantee or representation as to the potential success, return, effect or benefit (either legal, regulatory, tax, financial, accounting or otherwise) an of investment in the Shares or (ii) made any representation to the undersigned

regarding the legality of an investment in the Shares under applicable legal investment or similar laws or regulations. In deciding to purchase the Shares, the undersigned is not relying on the advice or recommendations of the Company and the undersigned has made its own independent decision, alone or in consultation with its investment advisors, that the investment in the Shares is suitable and appropriate for the undersigned.

(l) The undersigned has such knowledge, skill and experience in business, financial and investment matters that the undersigned is capable of evaluating the merits and risks of an investment in the Shares. With the assistance of the undersigned's own professional advisors, to the extent that the undersigned has deemed appropriate, the undersigned has made its own legal, tax, accounting and financial evaluation of the merits and risks of an investment in the Shares and the consequences of this Agreement. The undersigned has considered the suitability of the Shares as an investment in light of its own circumstances and financial condition and the undersigned is able to bear the risks associated with an investment in the Shares and its authority to invest in the Shares.

(m) The undersigned is acquiring the Shares solely for the undersigned’s own beneficial account, for investment purposes, and not with a view to, or for resale in connection with, any distribution of the Shares. The undersigned understands that the Shares have not been registered under the Securities Act or any state securities laws by reason of specific exemptions under the provisions thereof which depend in part upon the investment intent of the undersigned and of the other representations made by the undersigned in this Agreement. The undersigned understands that the Company is relying upon the representations and agreements contained in this Agreement (and any supplemental information provided by the undersigned to the Company or the Portal) for the purpose of determining whether this transaction meets the requirements for such exemptions.

(n) The undersigned understands that the Shares are restricted from transfer for a period of time under applicable federal securities laws and that the Securities Act and the rules of the SEC provide in substance that the undersigned may dispose of the Shares only pursuant to an effective registration statement under the Securities Act, an exemption therefrom or as further described in Section 227.501 of Regulation Crowdfunding, after which certain state restrictions may apply. The undersigned understands that the Company has no obligation or intention to register any of the Shares, or to take action so as to permit sales pursuant to the Securities Act. Even if and when the Shares become freely transferable, a secondary market in the Shares may not develop. Consequently, the undersigned understands that the undersigned must bear the economic risks of the investment in the Shares for an indefinite period of time.

(o) The undersigned agrees that the undersigned will not sell, assign, pledge, give, transfer or otherwise dispose of the Shares or any interest therein or make any offer or attempt to do any of the foregoing, except pursuant to Section 227.501 of Regulation Crowdfunding.

(p) If the undersigned is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), the undersigned hereby represents and warrants to the Company that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation to subscribe for the Shares or any use of this Agreement, including (i) the legal requirements within its jurisdiction for the purchase of the Shares, (ii) any foreign exchange restrictions applicable to such purchase, (iii) any governmental or other consents that may need to be obtained, and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, redemption, sale, or transfer of the Shares. The undersigned’s subscription and payment for and continued beneficial ownership of the Shares will not violate any applicable securities or other laws of the undersigned’s jurisdiction.

6. HIGH RISK INVESTMENT. **THE UNDERSIGNED UNDERSTANDS THAT AN INVESTMENT IN THE SHARES INVOLVES A HIGH DEGREE OF RISK**. The undersigned

acknowledges that (a) any projections, forecasts or estimates as may have been provided to the undersigned are purely speculative and cannot be relied upon to indicate actual results that may be obtained through this investment; any such projections, forecasts and estimates are based upon assumptions which are subject to change and which are beyond the control of the Company or its management; (b) the tax effects which may be expected by this investment are not susceptible to absolute prediction, and new developments and rules of the Internal Revenue Service (the "**IRS**"), audit adjustment, court decisions or legislative changes may have an adverse effect on one or more of the tax consequences of this investment; and (c) the undersigned has been advised to consult with his own advisor regarding legal matters and tax consequences involving this investment.

7. Company Representations. The undersigned understands that upon issuance of to the undersigned of any Shares, the Company will be deemed to have made the following representations and warranties to the undersigned as of the date of such issuance:

(a) Corporate Power. The Company has been duly incorporated as corporation under the laws of the State of Delaware and has all requisite legal and corporate power and authority to conduct its business as currently being conducted and to issue and sell the Shares to the undersigned pursuant to this Agreement.

(b) Enforceability. This Agreement, when executed and delivered by the Company, shall constitute valid and legally binding obligations of the Company, enforceable against the Company in accordance with their respective terms except (a) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance, or other laws of general application relating to or affecting the enforcement of creditors' rights generally, or (b) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies.

(c) Valid Issuance. The Shares, when issued, sold and delivered in accordance with the terms and for the consideration set forth in this Agreement and the Form C, will be validly issued, fully paid and nonassessable and free of restrictions on transfer other than restrictions on transfer arising under this Agreement, the Amended and Restated Certificate of Incorporation and Bylaws of the Company, or under applicable state and federal securities laws and liens or encumbrances created by or imposed by a subscriber.

(d) No Conflict. The execution, delivery and performance of and compliance with this Subscription Agreement and the issuance of the Shares will not result in any violation of, or conflict with, or constitute a default under, the Company's Amended and Restated Certificate of Incorporation and Bylaws, as amended, and will not result in any violation of, or conflict with, or constitute a default under, any agreements to which the Company is a party or by which it is bound, or any statute, rule or regulation, or any decree of any court or governmental agency or body having jurisdiction over the Company, except for such violations, conflicts, or defaults which would not individually or in the aggregate, have a material adverse effect on the business, assets, properties, financial condition or results of operations of the Company.

8. Indemnification. The undersigned agrees to indemnify and hold harmless the Company and its directors, officers and agents (including legal counsel) from any and all damages, losses, costs and expenses (including reasonable attorneys' fees) that they, or any of them, may incur by reason of the undersigned's failure, or alleged failure, to fulfill any of the terms and conditions of this subscription or by reason of the undersigned's breach of any of the undersigned's representations and warranties contained herein.

9. Market Stand-Off. If so requested by the Company or any representative of the underwriters (the "**Managing Underwriter**") in connection with any underwritten or Regulation A+ offering of securities of the Company under the Securities Act, the undersigned (including any successor or assign) shall not sell or otherwise transfer any Shares or other securities of the Company during the 30-day period preceding and the 270-day period following the effective date of a registration or offering statement of the Company filed under the Securities Act for such public offering or Regulation A+ offering or underwriting (or such shorter period as may be requested by the Managing Underwriter and agreed to by the Company) (the "**Market Standoff Period**"). The Company may impose stop-transfer instructions with respect to securities subject to the foregoing restrictions until the end of such Market Standoff Period.

10. Obligations Irrevocable. Following the Closing, the obligations of the undersigned shall be irrevocable.

11. Legend. The certificates, book entry or other form of notation representing the Shares sold pursuant to this Subscription Agreement will be notated with a legend or designation, which communicates in some manner that the Shares were issued pursuant to Section 4(a)(6) of the Securities Act and may only be resold pursuant to Rule 501 of Regulation CF.

12. Notices. All notices or other communications given or made hereunder shall be in writing and shall be mailed, by registered or certified mail, return receipt requested, postage prepaid or otherwise actually delivered, to the undersigned's address provided to the Portal or to the Company at the address set forth at the beginning of this Subscription Agreement, or such other place as the undersigned or the Company from time to time designate in writing.

13. Governing Law. Notwithstanding the place where this Subscription Agreement may be executed by any of the parties hereto, the parties expressly agree that all the terms and provisions hereof shall be construed in accordance with and governed by the laws of the State of Delaware without regard to the principles of conflicts of laws.

14. Submission to Jurisdiction. With respect to any suit, action or proceeding relating to any offers, purchases or sales of the Shares by the undersigned ("**Proceedings**"), the undersigned irrevocably submits to the jurisdiction of the federal or state courts located at the location of the Company's principal place of business, which submission shall be exclusive unless none of such courts has lawful jurisdiction over such Proceedings.

15. Entire Agreement. This Subscription Agreement constitutes the entire agreement between the parties hereto with respect to the subject matter hereof and may be amended only by a writing executed by all parties.

16. Waiver, Amendment. Neither this Subscription Agreement nor any provisions hereof shall be modified, changed, discharged or terminated except by an instrument in writing, signed by the party against whom any waiver, change, discharge or termination is sought.

17. Waiver of Jury Trial. THE UNDERSIGNED IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY WITH RESPECT TO ANY LEGAL PROCEEDING ARISING OUT OF THE TRANSACTIONS CONTEMPLATED BY THIS SUBSCRIPTION AGREEMENT.

18. Invalidity of Specific Provisions. If any provision of this Subscription Agreement is held to be illegal, invalid, or unenforceable under the present or future laws effective during the term of this Subscription Agreement, such provision shall be fully severable; this Agreement shall be construed and enforced as if such illegal, invalid, or unenforceable provision had never comprised a part of this

Agreement, and the remaining provisions of this Subscription Agreement shall remain in full force and effect and shall not be affected by the illegal, invalid, or unenforceable provision or by its severance from this Subscription Agreement.

19. Titles and Subtitles. The titles of the sections and subsections of this Subscription Agreement are for convenience of reference only and are not to be considered in construing this Agreement.

20. Counterparts. This Subscription Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

21. Electronic Execution and Delivery. A digital reproduction, portable document format (".pdf") or other reproduction of this Agreement may be executed by one or more parties hereto and delivered by such party by electronic signature (including signature via DocuSign or similar services), electronic mail or any similar electronic transmission device pursuant to which the signature of or on behalf of such party can be seen. Such execution and delivery shall be considered valid, binding and effective for all purposes.

22. Binding Effect. The provisions of this Subscription Agreement shall be binding upon and accrue to the benefit of the parties hereto and their respective heirs, legal representatives, successors and assigns.

23. Survival. All representations, warranties and covenants contained in this Subscription Agreement shall survive (i) the acceptance of the subscription by the Company, (ii) changes in the transactions, documents and instruments described in the Form C which are not material or which are to the benefit of the undersigned and (iii) the death or disability of the undersigned.

24. Notification of Changes. The undersigned hereby covenants and agrees to notify the Company upon the occurrence of any event prior to the closing of the purchase of the Shares pursuant to this Subscription Agreement, which would cause any representation, warranty, or covenant of the undersigned contained in this Subscription Agreement to be false or incorrect.

[End of Page]

IN WITNESS WHEREOF, the parties have executed this agreement as of [EFFECTIVE DATE].

Number of Shares: [SHARES]

Aggregate Purchase Price: $[AMOUNT]

COMPANY:

Jetopera, Inc

Founder Signature

Name: [FOUNDER_NAME]

Title: [FOUNDER_TITLE]

Read and Approved (For IRA Use Only):

By: ______________________________

SUBSCRIBER:

[ENTITY NAME]

By: Investor Signature

Name: [INVESTOR NAME]

Title: [INVESTOR TITLE]

The Subscriber is an "accredited investor" as that term is defined in Regulation D promulgated by the Securities and Exchange Commission under the Securities Act.

Please indicate Yes or No by checking the appropriate box:

[ ] Accredited

[X] Not Accredited

JETOPTERA, INC.

SECOND AMENDED AND RESTATED VOTING AGREEMENT

This Second Amended and Restated Voting Agreement (the "Agreement") is made effective as of August 17, 2021 by and among Jetoptera, Inc., a Delaware corporation (the "Company"), the current holders of the Company's shares of Common Stock (the "Common Stock") listed on Exhibit A (together with any subsequent persons who join this Agreement as a holder of Common Stock, collectively, the "Common Stockholders"), and the current holders of the Company's shares of Series A Preferred Stock (the "Preferred Stock") listed on Exhibit B (together with any subsequent persons who join this Agreement as a holder of Preferred Stock, collectively, the "Preferred Stockholders", and together with the Common Stockholders, the "Stockholders"), and amends and restates in its entirety the Prior Agreement (as defined below).

RECITALS

A. The Company is seeking to raise up to $4,822,608.40, by offering and selling up to an aggregate of 450,100 shares of Common Stock at a price of $10.18 per share in a Regulation Crowdfunding offering (the "Current Offering").

B. Certain Stockholders and the Company previously entered into an Amended and Restated Voting Agreement, dated May 31, 2017 (the "Prior Agreement"), which they desire to amend and restate pursuant to the terms and conditions of this Agreement, which shall replace, in its entirety, the Prior Agreement.

C. The Company and the Stockholders desire to enter into this Agreement for the purpose of setting forth the terms and conditions pursuant to which the Stockholders (including any subsequent persons who join this Agreement as a Common Stockholder pursuant to the Current Offering) shall vote their shares of the Company's voting stock in favor of certain designees to the Company's Board of Directors (the "Board") and other restrictions and terms as set forth hereinD

AGREEMENT

The parties agree as follows:

1. Election of Directors. Each Preferred Stockholder, as a holder of Preferred Stock, hereby agrees on behalf of itself and any transferee or assignee of any such shares of Preferred Stock, to hold all of the shares of Preferred Stock registered in its name (and any securities of the Company issued with respect to, upon conversion of, or in exchange or substitution of such Preferred Stock, and any other voting securities of the Company subsequently acquired by such Preferred Stockholder) and any voting securities of the Company held in trust over which they have voting power (hereinafter collectively referred to as the "**Preferred Shares**") subject to, and to vote the Preferred Shares at a regular or special meeting of stockholders (or by written consent) in accordance with, the provisions of this Agreement. Each Common Stockholder, as a holder of Common Stock, hereby agrees on behalf of itself and any transferee or assignee of any such shares of Common Stock, to hold all of such shares of Common Stock and any other

securities of the Company acquired by such holder in the future (and any securities of the Company issued with respect to, upon conversion of, or in exchange or substitution for such securities) (hereinafter collectively referred to as the "**Common Shares**" and together with the Preferred Shares, the "**Shares**") subject to, and to vote such Common Shares at a regular or special meeting of stockholders (or by written consent) in accordance with, the provisions of this Agreement.

1.1 Board Representation. At each annual meeting of the holders of voting stock of the Company, or at any meeting of the holders of voting stock of the Company at which members of the Board are to be elected, or whenever members of the Board are to be elected by written consent, the Stockholders agree to vote or act with respect to their shares of capital stock of the Company (and any such shares held in trust over which they have voting power) so as to elect:

(a) so long as Denis Dancanet ("**Dancanet**") and his Affiliates hold not less than 50% of the number of shares of Preferred Stock originally issued to him (as adjusted for stock splits or similar transactions) remain outstanding, one (1) member of the Board ("**Series A Director**") designated in writing by Denis Dancanet, who shall initially be Denis Dancanet; and

(b) so long as Mr. Andrei Evulet ("**Evulet**") and his Affiliates hold any shares of capital stock and serves as an employee or consultant to the Company, one (1) member of the Board (the "**Common Director**") designated from time to time by Evulet, who shall initially be Andrei Evulet; and

(c) one (1) member of the Board (the "**Independent Director**") who is not employed by the Company or affiliated with any stockholder of the Company, who has relevant industry experience, and who is nominated by the Common Director or Preferred Director and reasonably acceptable to the other.

Upon effectiveness of this Agreement, Denis Dancanet and Andrei Evulet shall be directors as set forth above and the Independent Director seat shall be vacant.

For purposes of this Agreement, an individual, firm, corporation, partnership, association, limited liability company, trust or any other entity (collectively, a "**Person**") shall be deemed an "**Affiliate**" of another Person who, directly or indirectly, controls, is controlled by or is under common control with such Person, including, without limitation, any general partner, managing member, officer, director or trustee of such Person, or any venture capital fund or registered investment company now or hereafter existing that is controlled by one (1) or more general partners, managing members or investment advisers of, or shares the same management company or investment adviser with, such Person.

1.2 Appointment of Directors. In the event of the resignation, death, removal or disqualification of a director selected by Dancanet or Evulet, as the case may be, Dancanet or Evulet or their respective estates, as the case may be, shall promptly nominate a new director, and, after written notice of the nomination has been given by Dancanet or Evulet, as the case may be, to the other parties, the Stockholders shall vote their respective shares of capital stock of

the Company (and any such shares held in trust over which they have voting power) to elect such nominee to the Board.

1.3 Removal. Dancanet or Evulet, as the case may be, may remove his designated director at any time and from time to time, with or without cause (subject to the Bylaws of the Company as in effect from time to time and any requirements of law), in their sole discretion, and after written notice to each of the parties hereto of the new nominee to replace such director and, the Stockholders shall promptly vote their respective shares of capital stock of the Company (and any such shares held in trust over which they have voting power) to elect such nominee to the Board.

2. Vote to Increase Authorized Common Stock. Each Stockholder agrees to vote or cause to be voted all Shares owned by such Stockholder, or over which such Stockholder has voting control, from time to time and at all times, in whatever manner as shall be necessary to increase the number of authorized shares of Common Stock from time to time to ensure that there will be sufficient shares of Common Stock available for conversion of all of the shares of Preferred Stock outstanding at any given time.

3. Additional Representations and Covenants.

3.1 No Revocation. The voting agreements contained herein are coupled with an interest and may not be revoked during the term of this Agreement.

3.2 Change in Number of Directors. The Company shall not permit the number of directors to be reduced to be less than two (2) nor greater than five (5), and the Stockholders will not vote their shares of capital stock of the Company (or any such shares held in trust over which they have voting power) for any amendment or change to the current Certificate of Incorporation of the Company, as the same may be amended from time to time (the "**Charter**") or Bylaws of the Company, which amendment or change would require the number of directors to be less than two (2) or increase the number of directors to be greater than five (5) directors, or any other amendment or change to the Charter or Bylaws inconsistent with the terms of this Agreement.

3.3 Legends. Each certificate representing shares of the Company's capital stock held by the Stockholders or any assignee shall bear the following legend:

> "THE SHARES EVIDENCED HEREBY ARE SUBJECT TO THE TERMS AND CONDITIONS OF A VOTING AGREEMENT BY AND AMONG THE COMPANY AND CERTAIN HOLDERS OF CAPITAL STOCK OF THE COMPANY (A COPY OF WHICH MAY BE OBTAINED FROM THE COMPANY) WHICH PLACES CERTAIN RESTRICTIONS ON THE VOTING OF THE SHARES EVIDENCED HEREBY. ANY PERSON ACCEPTING ANY INTEREST IN SUCH SHARES SHALL BE DEEMED TO AGREE TO AND SHALL BECOME BOUND BY ALL THE PROVISIONS OF SAID VOTING AGREEMENT."

3.4 Grant of Proxy. Upon the failure of any party to this Agreement to vote his/her shares of capital stock of the Company in accordance with the terms of Section 1 of this

Agreement within five (5) days of the Company's written request for such vote, such party hereby appoints and constitutes the Company as the attorney and proxy of such party with the full power of substitution and resubstitution, to the full extent of such party's rights, with respect to all voting capital stock of the Company owned by such Holder, which proxy (the "**Proxy**") shall be irrevocable until this Agreement terminates pursuant to its terms or Section 3.4 of this Agreement is amended to remove such party's grant of proxy in accordance with Section 8.4 hereof, to vote all shares of capital stock then held by such party in the manner provided in Section 1 hereof. The parties agree that the Proxy is coupled with an interest and is given to secure the performance of each party's duties under this Agreement.

3.5 Specific Enforcement. It is agreed and understood that monetary damages would not adequately compensate an injured party for the breach of this Agreement by any other party, that this Agreement shall be specifically enforceable, and that any breach or threatened breach of this Agreement shall be the proper subject of a temporary or permanent injunction or restraining order. Further, each party hereto waives any claim or defense that there is an adequate remedy at law for such breach or threatened breach.

4. Drag-Along Right.

4.1 Definitions. A "**Sale of the Company**" shall mean either: (a) a transaction or series of related transactions in which a Person, or a group of related Persons, acquires from stockholders of the Company shares representing more than fifty percent (50%) of the outstanding voting power of the Company (a "**Stock Sale**"); or (b) a transaction that qualifies as a "**Deemed Liquidation Event**" as defined in the Charter.

4.2 Actions to be Taken. In the event that (i) the holders of a majority of the shares of Common Stock then issued or issuable upon conversion of the shares of Preferred Stock (the "**Selling Investors**"); (ii) the Board; and (iii) the holders of a majority of the then outstanding shares of Common Stock (other than those issued or issuable upon conversion of the shares of Preferred Stock) (collectively, (i), (ii) and (iii) are the "**Electing Holders**") approve a Sale of the Company (which approval of the Electing Holders must be in writing), specifying that this Section 4 shall apply to such transaction, then, subject to satisfaction of each of the conditions set forth in Section 4.3 below, each Stockholder and the Company hereby agree:

(a) if such transaction requires stockholder approval, with respect to all Shares that such Stockholder owns or over which such Stockholder otherwise exercises voting power, to vote (in person, by proxy or by action by written consent, as applicable) all Shares in favor of, and adopt, such Sale of the Company (together with any related amendment or restatement to the Charter required to implement such Sale of the Company) and to vote in opposition to any and all other proposals that could reasonably be expected to delay or impair the ability of the Company to consummate such Sale of the Company;

(b) if such transaction is a Stock Sale, to sell the same proportion of shares of capital stock of the Company beneficially held by such Stockholder as is being sold by the Selling Investors to the Person to whom the Selling Investors propose to sell their Shares, and, except as permitted in Section 4.3 below, on the same terms and conditions as the other stockholders of the Company;

(c) to execute and deliver all related documentation and take such other action in support of the Sale of the Company as shall reasonably be requested by the Company or the Selling Investors in order to carry out the terms and provision of this Section 4, including, without limitation, executing and delivering instruments of conveyance and transfer, and any purchase agreement, merger agreement, any associated indemnity agreement, or escrow agreement, any associated voting, support, or joinder agreement, consent, waiver, governmental filing, share certificates duly endorsed for transfer (free and clear of impermissible liens, claims and encumbrances), and any similar or related documents;

(d) not to deposit, and to cause their Affiliates not to deposit, except as provided in this Agreement, any Shares of the Company owned by such party or Affiliate in a voting trust or subject any Shares to any arrangement or agreement with respect to the voting of such Shares, unless specifically requested to do so by the acquirer in connection with the Sale of the Company;

(e) to refrain from (i) exercising any dissenters' rights or rights of appraisal under applicable law at any time with respect to such Sale of the Company, or (ii) asserting any claim or commencing any suit challenging the Sale of the Company or this Agreement, or the consummation of the transactions contemplated thereby;

(f) if the consideration to be paid in exchange for the Shares pursuant to this Section 4 includes any securities and due receipt thereof by any Stockholder would require under applicable law (x) the registration or qualification of such securities or of any person as a broker or dealer or agent with respect to such securities; or (y) the provision to any Stockholder of any information other than such information as a prudent issuer would generally furnish in an offering made solely to "accredited investors" as defined in Regulation D promulgated under the Securities Act of 1933, as amended (the "**Securities Act**"), the Company may cause to be paid to any such Stockholder in lieu thereof, against surrender of the Shares which would have otherwise been sold by such Stockholder, an amount in cash equal to the fair value (as determined in good faith by the Board) of the securities which such Stockholder would otherwise receive as of the date of the issuance of such securities in exchange for the Shares; and

(g) in the event that the Selling Investors, in connection with such Sale [illegible]

55459 [illegible]

4.3 Conditions. Notwithstanding anything to the contrary set forth herein, a Stockholder will not be required to comply with Section 4.2 above in connection with any proposed Sale of the Company (the "**Proposed Sale**"), unless:

(a) any representations and warranties to be made by such Stockholder in connection with the Proposed Sale are limited to representations and warranties related to authority, ownership and the ability to convey title to such Shares, including, but not limited to, representations and warranties that (i) the Stockholder holds all right, title and interest in and to the Shares such Stockholder purports to hold, free and clear of all liens and encumbrances, (ii) the obligations of the Stockholder in connection with the transaction have been duly authorized, if applicable, (iii) the documents to be entered into by the Stockholder have been duly executed by the Stockholder and delivered to the acquirer and are enforceable (subject to customary limitations) against the Stockholder in accordance with their respective terms; and (iv) neither the execution and delivery of documents to be entered into by the Stockholder in connection with the transaction, nor the performance of the Stockholder's obligations thereunder, will cause a breach or violation of the terms of any agreement to which the Stockholder is a party, or any law or judgment, order or decree of any court or governmental agency that applies to the Stockholder;

(b) such Stockholder is not required to agree (unless such Stockholder is a Company officer or employee) to (i) any restrictive covenant in connection with the Proposed Sale (including, without limitation, any covenant not to compete or covenant not to solicit customers, employees or suppliers of any party to the Proposed Sale) or (ii) any release of claims other than a release in customary form of claims arising solely in such Stockholder's capacity as a stockholder of the Company;

(c) the Stockholder is not liable for the breach of any representation, warranty or covenant made by any other Person in connection with the Proposed Sale, other than the Company (except to the extent that funds may be paid out of an escrow established to cover breach of representations, warranties and covenants of the Company as well as breach by any stockholder of any identical representations, warranties and covenants provided by all stockholders);

(d) liability shall be limited to such Stockholder's applicable share (determined based on the respective proceeds payable to each Stockholder in connection with such Proposed Sale in accordance with the provisions of the Charter) of a negotiated aggregate indemnification amount that applies equally to all Stockholders but that in no event exceeds the amount of consideration otherwise payable to such Stockholder in connection with such Proposed Sale, except with respect to claims related to fraud by such Stockholder, the liability for which need not be limited as to such Stockholder;

(e) upon the consummation of the Proposed Sale (i) each holder of each class or series of the capital stock of the Company will receive the same form of consideration for their shares of such class or series as is received by other holders in respect of their shares of such same class or series of stock, and if any holders of any capital stock of the Company are given a choice as to the form of consideration to be received as a result of the Proposed Sale, all holders of such capital stock will be given the same option; *provided, however,* that nothing in this Section 4.3(e) shall entitle any holder to receive any form of

consideration that such holder would be ineligible to receive as a result of such holder's failure to satisfy any condition, requirement or limitation that is generally applicable to the Company's stockholders; (ii) each holder of a series of Preferred Stock will receive the same amount of consideration per share of such series of Preferred Stock as is received by other holders in respect of their shares of such same series; (iii) each holder of Common Stock will receive the same amount of consideration per share of Common Stock as is received by other holders in respect of their shares of Common Stock; and (iv) unless waived pursuant to the terms of the Charter and as may be required by law, the aggregate consideration receivable by all holders of the Preferred Stock and Common Stock shall be allocated among the holders of Preferred Stock and Common Stock on the basis of the relative liquidation preferences to which the holders of each respective series of Preferred Stock and the holders of Common Stock are entitled in a Deemed Liquidation Event (assuming for this purpose that the Proposed Sale is a Deemed Liquidation Event) in accordance with the Charter in effect immediately prior to the Proposed Sale; *provided, however,* that, notwithstanding the foregoing provisions of this Section 4.3(e), if the consideration to be paid in exchange for the Shares held by the Stockholder pursuant to this Section 4.3(e) includes any securities and due receipt thereof by any Stockholder would require under applicable law (x) the registration or qualification of such securities or of any person as a broker or dealer or agent with respect to such securities; or (y) the provision to any Stockholder of any information other than such information as a prudent issuer would generally furnish in an offering made solely to "accredited investors" as defined in Regulation D promulgated under the Securities Act, the Company may cause to be paid to any such Stockholder in lieu thereof, against surrender of the Shares held by the Stockholder, which would have otherwise been sold by such Stockholder, an amount in cash equal to the fair value (as determined in good faith by the Board) of the securities that such Stockholder would otherwise receive as of the date of the issuance of such securities in exchange for the Shares held by the Stockholder.

4.4 Restrictions on Sales of Control of the Company. No Stockholder shall be a party to any Stock Sale unless (a) all holders of Preferred Stock are allowed to participate in such transaction(s) and (b) the consideration received pursuant to such transaction is allocated among the parties thereto in the manner specified in the Charter in effect immediately prior to the Stock Sale (as if such transaction(s) were a Deemed Liquidation Event), unless the holders of at least the requisite percentage required to waive treatment of the transaction(s) as a Deemed Liquidation Event pursuant to the terms of the Charter, elect to allocate the consideration differently by written notice given to the Company at least five days prior to the effective date of any such transaction or series of related transactions.

5. Remedies.

5.1 Covenants of the Company. The Company agrees to use its best efforts, within the requirements of applicable law, to ensure that the rights granted under this Agreement are effective and that the parties enjoy the benefits of this Agreement. Such actions include, without limitation, the use of the Company's best efforts to cause the nomination and election of the directors as provided in this Agreement.

5.2 Irrevocable Proxy and Power of Attorney. Each party to this Agreement hereby constitutes and appoints as the proxies of the party and hereby grants a power of attorney to the President of the Company, and a designee of the Selling Investors, and each of them, with full power of substitution, with respect to the matters set forth herein, including, without

limitation, votes regarding the composition of the Board pursuant to Section 1 hereof, votes to increase authorized shares pursuant to Section 2 hereof, and votes regarding any Sale of the Company pursuant to Section 4 hereof, and hereby authorizes each of them to represent and vote, if and only if the party (i) fails to vote, or (ii) attempts to vote (whether by proxy, in person or by written consent), in a manner which is inconsistent with the terms of this Agreement, all of such party's Shares in favor of the election of persons as members of the Board determined pursuant to and in accordance with the terms and provisions of this Agreement or the increase of authorized shares or approval of any Sale of the Company pursuant to and in accordance with the terms and provisions of this Agreement or to take any action reasonably necessary to effect this Agreement. The power of attorney granted hereunder shall authorize the President of the Company to execute and deliver the documentation referred to in Section 4.2(c) on behalf of any party failing to do so within five (5) business days of a request by the Company. Each of the proxy and power of attorney granted pursuant to this Section 5.2 is given in consideration of the agreements and covenants of the Company and the parties in connection with the transactions contemplated by this Agreement and, as such, each is coupled with an interest and shall be irrevocable unless and until this Agreement terminates or expires pursuant to Section 6 hereof. Each party hereto hereby revokes any and all previous proxies or powers of attorney with respect to the Shares and shall not hereafter, unless and until this Agreement terminates or expires pursuant to Section 6 hereof, purport to grant any other proxy or power of attorney with respect to any of the Shares, deposit any of the Shares into a voting trust or enter into any agreement (other than this Agreement), arrangement or understanding with any person, directly or indirectly, to vote, grant any proxy or give instructions with respect to the voting of any of the Shares, in each case, with respect to any of the matters set forth herein.

5.3 Specific Enforcement. Each party acknowledges and agrees that each party hereto will be irreparably damaged in the event any of the provisions of this Agreement are not performed by the parties in accordance with their specific terms or are otherwise breached. Accordingly, it is agreed that each of the Company and the Stockholders shall be entitled to an injunction to prevent breaches of this Agreement, and to specific enforcement of this Agreement and its terms and provisions in any action instituted in any court of the United States or any state having subject matter jurisdiction.

5.4 Remedies Cumulative. All remedies, either under this Agreement or by law or otherwise afforded to any party, shall be cumulative and not alternative.

6. Termination.

6.1 Termination Events. This Agreement shall terminate upon the earlier of:

(a) The consummation of a firm commitment underwritten public offering by the Company of shares of its Common Stock in connection with which all the then-outstanding shares of Preferred Stock are converted into shares of Common Stock pursuant to the Company's Charter as such Charter may be amended from time to time; or

(b) The consummation of a transaction or series of related transactions deemed to be a liquidation, dissolution or winding up of the Company pursuant to the Company's Charter.

6.2 Removal of Legend. At any time after the termination of this Agreement in accordance with Section 6.1, any holder of a stock certificate legended pursuant to Section 3.3 may surrender such certificate to the Company for removal of the legend, and the Company will duly reissue a new certificate without the legend.

7. "Bad Actor" Matters.

7.1 Definitions. For purposes of this Agreement:

(a) "**Company Covered Person**" means, with respect to the Company as an "issuer" for purposes of Rule 506 promulgated under the Securities Act, any Person listed in the first paragraph of Rule 506(d)(1).

(b) "**Disqualified Designee**" means any director designee to whom any Disqualification Event is applicable, except for a Disqualification Event as to which Rule 506(d)(2)(ii) or (iii) or (d)(3) is applicable.

(c) "**Disqualification Event**" means a "bad actor" disqualifying event described in Rule 506(d)(1)(i)-(viii) promulgated under the Securities Act.

(d) "**Rule 506(d) Related Party**" means, with respect to any Person, any other Person that is a beneficial owner of such first Person's securities for purposes of Rule 506(d) under the Securities Act.

7.2 Representations.

(a) Each Person with the right to designate or participate in the designation of a director pursuant to this Agreement hereby represents and warrants that (i) such Person has exercised reasonable care to determine whether any Disqualification Event is applicable to such Person, any director designee designated by such Person pursuant to this Agreement or any of such Person's Rule 506(d) Related Parties, except, if applicable, for a Disqualification Event as to which Rule 506(d)(2)(ii) or (iii) or (d)(3) is applicable; and (ii) no Disqualification Event is applicable to such Person, any Board member designated by such Person pursuant to this Agreement or any of such Person's Rule 506(d) Related Parties, except, if applicable, for a Disqualification Event as to which Rule 506(d)(2)(ii) or (iii) or (d)(3) is applicable. Notwithstanding anything to the contrary in this Agreement, each Stockholder makes no representation regarding any Person that may be deemed to be a beneficial owner of the Company's voting equity securities held by such Stockholder solely by virtue of that Person being or becoming a party to (x) this Agreement, as may be subsequently amended, or (y) any other contract or written agreement to which the Company and such Stockholder are parties regarding (1) the voting power, which includes the power to vote or to direct the voting of, such security; and/or (2) the investment power, which includes the power to dispose, or to direct the disposition of, such security.

(b) The Company hereby represents and warrants to the Stockholders that no Disqualification Event is applicable to the Company or, to the Company's knowledge, any Company Covered Person, except for a Disqualification Event as to which Rule 506(d)(2)(ii)–(iv) or (d)(3) is applicable.

7.3 Covenants. Each Person with the right to designate or participate in the designation of a director pursuant to this Agreement covenants and agrees (i) not to designate or participate in the designation of any director designee who, to such Person's knowledge, is a Disqualified Designee; (ii) to exercise reasonable care to determine whether any director designee designated by such person is a Disqualified Designee; (iii) that in the event such Person becomes aware that any individual previously designated by any such Person is or has become a Disqualified Designee, such Person shall as promptly as practicable take such actions as are necessary to remove such Disqualified Designee from the Board and designate a replacement designee who is not a Disqualified Designee; and (iv) to notify the Company promptly in writing in the event a Disqualification Event becomes applicable to such Person or any of its Rule 506(d) Related Parties, or, to such Person's knowledge, to any director designee designated by such Person, except, if applicable, for a Disqualification Event as to which Rule 506(d)(2)(ii) or (iii) or (d)(3) is applicable.

8. Miscellaneous.

8.1 Additional Parties. In the event that after the date of this Agreement, the Company enters into an agreement with any person to issue shares of capital stock to such person, then, the Company shall cause such person, as a condition precedent to entering into such agreement, to become a party to this Agreement by executing an Adoption Agreement in the form attached hereto as Exhibit C, agreeing to be bound by and subject to the terms of this Agreement as a Holder and thereafter such person shall be deemed a Holder for all purposes under this Agreement.

8.2 Entire Agreement. This Agreement constitutes the entire agreement between the parties hereto pertaining to the subject matter hereof, and any and all other written or oral agreements relating to the subject matter hereof existing between the parties hereto are expressly canceled.

8.3 Successors and Assigns. The terms and conditions of this Agreement shall inure to the benefit of and be binding upon the respective successors and assigns of the parties. Nothing in this Agreement, express or implied, is intended to confer upon any party other than the parties hereto or their respective successors and assigns any rights, remedies, obligations, or liabilities under or by reason of this Agreement, except as expressly provided in this Agreement. Each transferee or assignee of any shares of capital stock of the Company subject to this Agreement shall continue to be subject to the terms hereof, and, as a condition precedent to the Company's recognizing such transfer, each transferee or assignee shall agree in writing to be subject to each of the terms of this Agreement by executing and delivering an Adoption Agreement substantially in the form attached hereto as Exhibit C.

8.4 Amendments and Waivers. Any term hereof may be amended or waived only with the written consent of the Company, and a majority in interest of the Common Stockholders and the Preferred Stockholders, voting together as a single class on an as converted basis; provided, that (i) in the case of an amendment to Section 1.1(a), such amendment will require the approval of Denis Dancanet, and (ii) in the case of Section 1.1(b), such amendment will require the approval of Andrei Evulet. Notwithstanding the foregoing, this Agreement may be amended with only the written consent of the Company for the sole purpose of including additional purchasers of Common Stock as a Common Stockholder or Preferred Stock as a

Preferred Stockholder. Any amendment or waiver effected in accordance with this Section 8.4 shall be binding upon the Company, the Stockholders, and each of their respective successors and assigns.

8.5 Notices. Any notice required or permitted by this Agreement shall be in writing and shall be deemed sufficient (a) on the date of delivery, when delivered personally or by overnight courier, (b) when sent, if sent by electronic mail or facsimile during normal business hours of the recipient, and if not sent during normal business hours, then on the recipient's next business day, or (c) 48 hours after being deposited in the U.S. mail, as certified or registered mail, with postage prepaid, and addressed to the party to be notified at such party's address, email address, or facsimile number as set forth on the signature page or on Exhibit A or Exhibit B hereto, or as subsequently modified by written notice in accordance with this Section 8.5.

8.6 Severability. If one or more provisions of this Agreement are held to be unenforceable under applicable law, the parties agree to renegotiate such provision in good faith. In the event that the parties cannot reach a mutually agreeable and enforceable replacement for such provision, then (a) such provision shall be excluded from this Agreement, (b) the balance of the Agreement shall be interpreted as if such provision were so excluded and (c) the balance of the Agreement shall be enforceable in accordance with its terms.

8.7 Governing Law. This Agreement and all acts and transactions pursuant hereto and the rights and obligations of the parties hereto shall be governed, construed and interpreted in accordance with the laws of the State of Delaware, without giving effect to principles of conflicts of law.

8.8 Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original and all of which together shall constitute one instrument.

8.9 Titles and Subtitles. The titles and subtitles used in this Agreement are used for convenience only and are not to be considered in construing or interpreting this Agreement.

8.10 No Liability for Election of Recommended Directors. Neither the Company, the Stockholders, nor any officer, director, holder of capital stock, partner, employee or agent of any such party, makes any representation or warranty as to the fitness or competence of the nominee of any party hereunder to serve on the Board by virtue of such party's execution of this Agreement or by the act of such party in voting for such nominee pursuant to this Agreement.

[Signature Page Follows]

IN WITNESS WHEREOF, the parties hereto have executed this Second Amended and Restated Voting Agreement as of the date first written above.

THE COMPANY:

JETOPTERA, INC.

By: DocuSigned by: Andrei Evulet 244358EDAE8849A...
Name: Andrei Evulet
Title: President

Address:
[redacted]

IN WITNESS WHEREOF, the parties hereto have executed this Second Amended and Restated Voting Agreement as of the date first written above.

STOCKHOLDERS:

____
(signature)

____
(print name)

____
(print entity name, if applicable)

____
(print title, if applicable)

Address:

____

____

Email:

____

IN WITNESS WHEREOF, the parties hereto have executed this Second Amended and Restated Voting Agreement as of the date first written above.

STOCKHOLDERS:

DocuSigned by:

244358EDAE8849A... 8/18/2021

(signature)

Andrei Evulet

(print name)

(print entity name, if applicable)

(print title, if applicable)

Address:

Email:

[redacted]

IN WITNESS WHEREOF, the parties hereto have executed this Second Amended and Restated Voting Agreement as of the date first written above.

STOCKHOLDERS:

DocuSigned by:

Simina Farcasiu 8/18/2021

0089BD96D11047A...

(signature)

Simina Farcasiu

(print name)

The Evulet Family Irrevocable Trust dated May 12, 2017

(print entity name, if applicable)

Trustee

(print title, if applicable)

Address:

____

____

Email:

[redacted]

IN WITNESS WHEREOF, the parties hereto have executed this Second Amended and Restated Voting Agreement as of the date first written above.

STOCKHOLDERS:

DocuSigned by:
Simina Farcasiu 8/18/2021
0089BD96D11047A...
(signature)

Simina Farcasiu
(print name)

Rivendell, LLC
(print entity name, if applicable)

Manager
(print title, if applicable)

Address:

Email:

[redacted]

IN WITNESS WHEREOF, the parties hereto have executed this Second Amended and Restated Voting Agreement as of the date first written above.

STOCKHOLDERS:

DocuSigned by:
Scott Smallwood
BC9A145C1A34443...
(signature)

Scott Smallwood
(print name)

____
(print entity name, if applicable)

____
(print title, if applicable)

Address:

____
____

Email:

[redacted]

IN WITNESS WHEREOF, the parties hereto have executed this Second Amended and Restated Voting Agreement as of the date first written above.

STOCKHOLDERS:

DocuSigned by:
Jefferey Shufelt 8/18/2021
D087AA88FC384AA...
(signature)

Jefferey A. Shufelt,
Joint Tenant with Right of Survivorship
(print name)

DocuSigned by:
8/18/2021
2D1D2B6CCCAB4EB...
(signature)

Stacey L. Jacobs,
Joint Tenant with Right of Survivorship
(print name)

Address:

____
____

Email:

[redacted]

IN WITNESS WHEREOF, the parties hereto have executed this Second Amended and Restated Voting Agreement as of the date first written above.

STOCKHOLDERS:

DocuSigned by:
Simina Farcasiu 8/18/2021
0089BD96D11047A...
(signature)

Simina Farcasiu
(print name)

Equity Trust Company Custodian
FBO Simina Farcasiu IRA
(print entity name, if applicable)

IRA Account Holder and Fiduciary
(print title, if applicable)

Address:

Email:

[redacted]

IN WITNESS WHEREOF, the parties hereto have executed this Second Amended and Restated Voting Agreement as of the date first written above.

STOCKHOLDERS:

DocuSigned by:
Denis Dancanet 8/18/2021
313D2A16EDDA4DE...
(signature)

Denis Dancanet
(print name)

(print entity name, if applicable)

(print title, if applicable)

Address:

Email:

[redacted]

EXHIBIT A
TO
SECOND AMENDED AND RESTATED VOTING AGREEMENT

COMMON STOCKHOLDERS

Andrei Evulet
Simina Farcasiu, Trustee of The Evulet Family Irrevocable Trust dated May 12, 2017
Rivendell, LLC
Scott Smallwood
Jefferey A. Shufelt and Stacey L. Jacobs, JTWROS
Raluca Gold-Fuchs and Christian Fuchs
Denis Dancanet
Equity Trust Company Custodian FBO Simina Farcasiu IRA

EXHIBIT B
TO
SECOND AMENDED AND RESTATED VOTING AGREEMENT

PREFERRED STOCKHOLDERS

Denis Dancanet

EXHIBIT C

ADOPTION AGREEMENT

This Adoption Agreement (“**Adoption Agreement**”) is executed on ___________________, 20__, by the undersigned (the “**Stockholder**”) pursuant to the terms of that certain Second Amended and Restated Voting Agreement, dated as of August 17, 2021 (the “**Agreement**”), by and among the Company and its Stockholders, as such Agreement may be amended or amended and restated hereafter. Capitalized terms used but not defined in this Adoption Agreement shall have the respective meanings ascribed to such terms in the Agreement. By the execution of this Adoption Agreement, the Holder agrees as follows.

1.1 Acknowledgement. Stockholder acknowledges that Stockholder is acquiring certain shares of the capital stock of the Company (the “**Stock**”), for one of the following reasons (Check the correct box):

☐ As a transferee of Preferred Stock from a party in such party’s capacity as a “Preferred Stockholder” bound by the Agreement, and after such transfer, Stockholder shall be considered a “Preferred Stockholder” and a “Stockholder” for all purposes of the Agreement.

☐ As a transferee of Common Stock from a party in such party’s capacity as a “Common Stockholder” bound by the Agreement, and after such transfer, Stockholder shall be considered a “Common Stockholder” and a “Stockholder” for all purposes of the Agreement.

☐ As a new “Preferred Stockholder”, in which case Stockholder will be a “Preferred Stockholder” and a “Stockholder” for all purposes of the Agreement.

☐ As a new “Common Stockholder”, in which case Stockholder will be a “Common Stockholder” and a “Stockholder” for all purposes of the Agreement.

1.2 Agreement. Stockholder hereby (a) agrees that the Common Stock and/or Preferred Stock, as applicable, and any other shares of capital stock or securities required by the Agreement to be bound thereby, shall be bound by and subject to the terms of the Agreement and (b) adopts the Agreement with the same force and effect as if Stockholder were originally a party thereto.

1.3 Notice. Any notice required or permitted by the Agreement shall be given to Stockholder at the address or facsimile number listed below Stockholder’s signature hereto.

STOCKHOLDER: ____________________	ACCEPTED AND AGREED:
By: ___________________________________ Name and Title of Signatory	**COMPANY**
Address: ______________________________	By: ____
______________________________________	Name: _____________________________________
Facsimile Number: _____________________	Title: ______________________________________
Email Address: _________________________	

JETOPTERA, INC.

SECOND AMENDED AND RESTATED STOCKHOLDERS' AGREEMENT

This Second Amended and Restated Stockholders' Agreement (this "**Agreement**") is made effective as of August 17, 2021, by and among Jetoptera, Inc., a Delaware corporation (the "**Company**"), the curremt holders of the Company's shares of Common Stock (the "**Common Stock**") listed on Exhibit A (together with any subsequent persons who join this Agreement as a holder of Common Stock, collectively, the "**Common Stockholders**"), and the current holders of the Company's shares of Series A Preferred Stock (the "**Preferred Stock**") listed on Exhibit B (together with any subsequent persons who join this Agreement as a holder of Preferred Stock, collectively, the "**Preferred Stockholders**", and together with the Common Holders, the "**Stockholders**"), with respect to all shares of the Company's capital stock now or hereafter outstanding (the "**Shares**"), and amends and restates in its entirety the Prior Agreement (as defined below).

RECITALS

A. The Company is seeking to raise up to $4,822,608.40 by offering and selling up to an aggregate of 450,100 shares of Common Stock at a price of $10.18 per share in a Regulation Crowdfunding offering (the "Current Offering").

B. Certain Stockholders and the Company previously entered into an Amended an Restated Stockholders' Agreement, dated May 31, 2017 (the "Prior Agreement"), which they desire to amend and restate pursuant to the terms and conditions of this Agreement, which shall replace, in its entirety, the Prior Agreement.

C. The Company and the Stockholders desire to enter into this Agreement for the purpose of setting forth the terms and conditions pursuant to which the Stockholders' (including any subsequent persons who join this Agreement as a Common Stockholder pursuant to the Current Offering) may transfer their shares of the Company's stock and other restrictions and terms as set forth herein.

AGREEMENT

In consideration of the mutual promises made in this Agreement, and for other good and valuable consideration, receipt of which is hereby acknowledged, the Company and the Stockholders hereby agree as follows:

1. General Restriction on Transfer of Shares of Common Stock.

(a) Required Company Consent; Exception. No shares of Common Stock or any interest therein shall be validly sold, assigned, pledged, encumbered or otherwise transferred, for consideration or otherwise, whether voluntarily, involuntarily or by operation of law (including, without limitation, any transfer, award, or confirmation of Shares to a Stockholder's spouse pursuant to a decree of divorce, dissolution, or separate maintenance, or pursuant to a property settlement or separation agreement), and no purported transferee shall be recognized as a Stockholder of the Company for any purpose, without the prior wrriten consent of the

Company, except for Permitted Transfers (as defined below) and as specifically otherwise permitted by this Agreement, and in any case the transferee having executed a Supplemental Signature Page to this Agreement in the form attached hereto as Exhibit C and agreed to be bound by all of the terms of this Agreement.

(b) Permitted Transfer. The restrictionis in Section 1(a) shall not appy to a Permitted Transfer of shares of Common Stock by a Stockholder. The term "**Permitted Transfer**" means any sale, assignment, or transfer otherwise with respect to a Stockholder who is an individual (a) to a trust where such Stockholder is the sole trustee and whose sole beneficiaries are such Stockholder and/or Family Members (as defined below) of such Stockholder or (b) to a corporation, partnership, or manager-managed limited liability company ("**Entity**") the outstanding equity interests of which are owned entirely by such Stockholder and/or Family Members of such Stockholder and whose board of directors and officers, general partner, or manager, respectively, are comprised only of such Stockholder.

(c) Unauthorized Transfers. Any purported transfer in violation of any provision of this Agreement shall be void and shall not operate to transfer any interest in or title to the purported transferee of any Shares.

2. Right of First Refusal.

(a) Offer Receipt and Offer Notice. If any Common Stockholder (the "**Transferor**") receives a bona fide offer from a third-party person or entity to purchase shares of Common Stock held by such Common Stockholder, the Transferor shall give written notice to the Company (an "**Offer Notice**") specifying (i) the name and address of the proposed transferee, (ii) the number of Shares proposed to be transferred (the "**Offered Shares**"), (iii) the consideration, if any, per Share proposed to be paid by the proposed transferee for the Offered Shares (the "**Offered Price**"), (iv) all other terms and conditions of the proposed sale or transfer, and (v) all other information reasonably requested by the Company. Delivery of an Offer Notice to the Company shall be deemed to constitute an offer by the Transferor to sell the Offered Shares to the Company and/or the Major Investors (as defined below) at a purchase price per Share (the "**Purchase Price**") equal to the Offered Price. If the Offered Shares are proposed to be sold for consideration other than solely cash, the Offered Price shall be deemed to be the sum of (i) the fair market value of the consideration other than cash offered for the Offered Shares (as determined in good faith by the Company's Board of Directors), and (ii) any cash consideration so offered. Within (20) days after the Offer Date, the Company shall send a copy of the Offer Notice to the Major Investors. The date on which the Offer Notice is delivered to the Remaining Stockholders is referred to herein as the "**Offer Date**." The term "**Major Investor**" means a Stockholder who holds a combined total of at least Five Million (5,000,000) shares of Common Stock and/or Preferred Stock.

(b) Rights of the Company to Purchase. The Company shall have the first option to purchase all or any portion of the Offered Shares at the Offer Price and on the other terms and conditions offered to the Transferor. This option to purchase must be exercised, if at all, by giving written notice to the Transferor and the Major Investors within sixty (60) days (the "**Company Option Period**") after the Offer Date, stating the number of Shares that the

Company agrees to purchase. If the Company elects not to purchase any such Offered Shares, it shall notify the Major Investors of such election before the end of the Company Option Period.

(c) Rights of the Major Investors to Purchase. In the event that the Company does not elect to purchase all of the Offered Shares, the Major Investors shall have the option to purchase all or a portion of the Offered Shares not to be purchased by the Company (the "**Remaining Offered Shares**") at the Offer Price and on the other terms and conditions offered to the Transferor. Each Major Investor desiring to exercise this option (a "**Purchasing Major Investor**") shall deliver to the Company, the Transferor, and all of the other Major Investors written notice of his, her, or its intention to purchase some of all of the Remaining Offer Shaeres (the "**Purchasing Major Investor Notice**") within thirty (30) days after the expiration of the Company Option Period (the "**Major Investor Option Period**"). Each Major Investor shall be entitled to purchase any and all Remaining Offered Shares in the same proportion as the number of Shares then held by such Major Investor bears to the total number of Shares held by all of the Purchasing Major Investors, or as otherwise agreed upon by the Purchasing Major Investors. The Purchasing Major Investor's option must be exercised, if at all, within sixty (60) days after the expiration of the Company Option Period.

(d) Co-Sale Right. In the event that the Company and the Major Investors have elected to purchase less than all of the Offered Shares, each Major Investor who is not a Purchasing Major Investor shall have the right to participate in the Transferor's sale of the remaining Offered Shares pursuant to the terms of the Offer Notice by selling up to the number of shares of Common Stock held by such Major Investor equal to the number of Offered Shares remaining to be sold by the Transferor multiplied by a fraction, the numerator of which is the total number of shares of Common Stock held by such Major Investor and the denominator of which is the total number of shares of Common Stock held by the Transferor (without giving effect to any sale of the shares subject to the Offer Notice) and all Major Investors who are not Purchasing Major Investors. Notice of an election to participate shall be made within fifteen (15) days (the "**Co-Sale Period**") following the end of the Major Investor Option Period.

(e) Terms of Purchase for Third-Party Offer. The transfer of all or part of the Offered Shares to the Purchasing Major Investors and/or the Company in accordance with this Section 2 shall be consummated on the terms set forth in the Offer Notice (i) in the event that all of the Offered Shares are to be purchased by the Company and the Purchasing Major Investors, on a date set by the Company (which date shall be not less than ten (10) nor more than thirty (30) business days after expiration of the Co-Sale Period), or (ii) in the event that less than all of the Offered Shares are to be purchased by the Company and the Purchasing Major Investors, on the date of the closing of the sale by the Transferor to the proposed transferee, which shall in no event be later than ninety (90) days following the end of the Co-Sale Period. If the Major Investors and the Company have elected to purchase none of the Offered Shares, the Transferor may transfer the Offered Shares (together with Shares as to which co-sale rights have been exercised by any Purchasing Major Investor) to the proposed transferee at any time within ninety (90) days after the end of the Co-Sale Period. Any sale of Offered Shares to the proposed transferee shall be made at the Offered Price and only on the terms and conditions stated in the Offer Notice. Any offer made by the Transferor to the Major Investors and/or to the Company may be withdrawn by the Transferor at any time during the Major Investor Option Period, the

Company Option Period, or the Co-Sale Period so long as no sale, assignment or transfer of any of the Offered Shares is made without compliance with this Section 2. Any Offered Shares not sold within such ninety (90) day period shall continue to be subject to the requirements of this Section 2.

(f) Exception for Certain Transfers. The provisions of this Section 2 shall not apply to Family Transfers, provided that any such transferee of a Family Transfer shall execute a Supplemental Signature Page and shall agree to be bound by all of the terms of this Agreement. "**Family Transfers**" means any Permitted Transfer and any sale, assignment, or transfer otherwise (a) with respect to a Stockholder who is an individual, to a Family Member of such Stockholder, (b) with respect to a Stockholder that is a trust, to the beneficiaries of the trust (or any Family Member of the beneficiaries of the trust) on a pro rata basis, and (c) with respect to a Stockholder that is an Entity, by such Stockholder pursuant to distributions in kind to any of its stockholders, partners or members on a pro rata basis. "**Family Member**" means a Stockholder's ancestors, spouse (except, when any proposed transfer to a Stockholder's spouse is pursuant to a decree of divorce, dissolution, or separate maintenance, or pursuant to a property settlement or separation agreement), and any lineal descendent (whether by adoption or consanguinity) of such Stockholder or such Stockholder's spouse.

3. Other Agreements.

(a) Termination of Service. Each Common Stockholder acknowledges that the Company shall have the right, but not the obligation, during the 90 days (i) after the termination of service, if any, as an employee, director or consultant to the Company for any reason or (ii) after exercise of any option held by such person if such option is exercised after termination of such Common Stockholder's Continuous Service Status for any reason, to repurchase all (and not less than all) of such Common Stockholder's Shares at a price equal to the Determined Value of such Shares (as defined below). If the Company notifies such Common Stockholder prior to the expiration of such 90 day period of its election to exercise its rights hereunder, the Company shall also, as promptly as possible, determine and set forth in a written notice the Determined Value of such Shares. Within ten (10) days following receipt of such notice, such Common Stockholder or his or her estate (or representative) shall tender the certificates representing all of such Common Stockholder's Shares to the Company, together with appropriately executed stock powers for transfer of such certificates on the books of the Company, and the Company shall make payment of the purchase price for such Shares in cash.

(b) Assignment of Right to Purchase. The Company's right to purchase shares pursuant to this Section 3 may be assigned by the Company in whole or in part to any other person or entity (an "**Assignee**") provided that each of the Major Investors shall receive written notice from the Company prior to such assignment and shall be entitled within ten (10) days following receipt of such notice to elect to purchase on the same terms from the Assignee up to a number of Shares equal to such Major Investor's pro rata percentage ownership of all Shares held by all Major Investors (determined on an as-converted basis).

(c) Determined Value. For the purposes of this Agreement, the "**Determined Value**" of one Share shall be the price per Share set by the Board of Directors of the Company in

good faith using a reasonable valuation method in a reasonable manner. The decision of the Board of Directors as to the Determined Value shall be final.

4. Legend. Each certificate representing the Shares shall bear conspicuously on the back of such certificate a legend indicating that the Shares are subject to certain restrictions on transfer set forth in this Agreement, substantially in the form as follows:

"THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO THE TERMS AND CONDITIONS OF THAT CERTAIN SECOND AMENDED AND RESTATED STOCKHOLDERS AGREEMENT DATED AS OF AUGUST 17, 2021, AS AT ANY TIME AMENDED, AND MAY NOT BE SOLD, TRANSFERRED OR ENCUMBERED EXCEPT IN ACCORDANCE WITH THE TERMS AND PROVISIONS OF SUCH AGREEMENT, A COPY OF WHICH IS ON FILE AT THE PRINCIPAL EXECUTIVE OFFICE OF THE ISSUER AND WILL BE FURNISHED TO THE REGISTERED HOLDER OF THIS CERTIFICATE UPON REQUEST AND WITHOUT CHARGE."

5. Dilution Provision. The term "**Shares**" as defined in this Agreement shall include (a) any Shares issued after the date of this Agreement to any Stockholder for any reason, whether upon exercise or conversion of any warrant, option or convertible security or otherwise, and (b) any Shares received by a Stockholder as a result of any stock dividend, stock split, reverse stock split, or other distribution of Shares made upon or in exchange for the Company's securities.

6. Confidentiality. Stockholders, in their capacity as a stockholder of the Company, may receive or have access to Confidential Information. "Confidential Information" means any knowledge or information with respect to the past, current, or future affairs or plans of the Company or any of its subsidiaries, including but not limited to information concerning customers', suppliers' and other third parties', finances, products, services, organizational structure and internal practices, forecasts, sales, other records and budgets, business, marketing, development, sales and other commercial strategies, inventions, ideas, methods and discoveries, trade secrets, know-how, unpublished patent applications, designs, specifications, documentation, components, source code, object code, images, icons, audiovisual components and objects, schematics, drawings, protocols, processes, and other visual depictions, in whole or in part, of any of the foregoing, and other confidential intellectual property, and other information that would reasonably be considered non-public, confidential or proprietary given the nature of the information and the business. Under no circumstances and at no time during or after the term of this Agreement will a Stockholder directly or indirectly, use, disclose, divulge, render or offer any Confidential Information to any third parties except in the course of the proper performance of his or her duties as a stockholder of the Companyor unless otherwise in the public domain or required by law or governmental process. Each Stockholder acknowledges and agrees that any and all such information received by him, her, or it will be safeguarded from unauthorized use, access or disclosure using the highest degree of care that the Stockholder uses to protect its own sensitive information, but in no event less than a reasonable degree of care. The Company and each Stockholder agrees that the covenants set forth in this Section 6 shall be enforced to the fullest extent permitted by law.

7. Lock-up Agreement.

(a) Lock-up Period; Agreement. In connection with the initial public offering of the Company's securities, if at all, and upon request of the Company or the underwriters managing such offering of the Company's securities, each Stockholder agrees not to sell, make any short sale of, loan, grant any option for the purchase of, or otherwise dispose of any Shares (other than those included in the registration, if any) without the prior written consent of the Company or such underwriters, as the case may be, for such period of time (not to exceed 180 days) from the effective date of such registration as may be requested by the Company or such managing underwriters and to execute an agreement reflecting the foregoing as may be requested by the underwriters at the time of the Company's initial public offering. In addition, each Stockholder agrees to be bound by similar restrictions, and to sign a similar agreement, in connection with no more than one additional registration statement filed within twelve months after the closing date of the initial public offering, provided that the duration of the market-standoff period with respect to such additional registration shall not exceed ninety (90) days from the effective date of such additional registration statement.

(b) Limitations. The obligations described in Section 7(a) shall apply only if all officers and directors of the Company enter into similar agreements, and shall not apply to a registration relating solely to employee benefit plans or to a registration relating solely to a transaction pursuant to Rule 145 under the Securities Act.

(c) Stop-Transfer Instructions. In order to enforce the foregoing covenants, the Company may impose stop-transfer instructions with respect to the Shares.

8. Termination. This Agreement shall terminate on the earlier to occur of: (a) the written agreement of the Company and a majority in interest of the Common Stockholders and the Preferred Stockholders, voting together as a single class on an as converted basis; (b) on the dissolution of the Company or its adjudication as a bankrupt; (c) the closing of the Company's initial public offering of securities pursuant to an effective registration statement under the Securities Act of 1933, as amended; (d) the merger or consolidation of the Company with or into another corporation, which merger or consolidation results in the holders of a majority of the voting stock of the Company prior to such transaction owning in the aggregate less than a majority of the outstanding capital stock of the surviving corporation; and (e) the sale of all or substantially all of the Company's assets.

9. Testamentary Provisions. Each Stockholder who shall execute a will, living trust or similar document agrees to insert in such document a direction and authorization to the executor, trustee or similar agent to fulfill and comply with the provisions hereof.

10. Spousal Interests in Shares. To the extent that any Shares of a Stockholder constitute the community or joint property of such Stockholder and his or her spouse, the Stockholder shall obtain the spouse's acknowledgment of and consent to the existence and binding effect of this Agreement, which shall be evidenced by the spouse's signature in the space provided therefor on the signature page to this Agreement executed by such Stockholder. If a Stockholder marries or remarries subsequent to the date of this Agreement, the Stockholder shall

obtain the required spousal consent within a reasonable time, not to exceed thirty (30) days, following the marriage.

11. Amendment; Waiver. The provisions of this Agreement may be waived, altered, or amended, in whole or in part, only with the written consent of a majority in interest of the Common Stockholders and the Preferred Stockholders, voting together as a single class on an as converted basis. No failure to exercise and no delay in exercising any right, remedy, or power hereunder shall operate as a waiver thereof.

12. Miscellaneous.

(a) Governing Law. This Agreement and all acts and transactions pursuant hereto and the rights and obligations of the parties hereto shall be governed, construed and interpreted in accordance with the laws of the state of Delaware, without giving effect to principles of conflicts of law.

(b) Injunctive Relief. Each party hereto acknowledges that in the event of a breach of this Agreement the damage to the nonbreaching parties would be irreparable and extremely difficult to estimate, making any remedy at law or in damages inadequate. Thus, in addition to any other right or remedy available to it, a party shall be entitled to an injunction restraining such breach or threatened breach and to specific performance of any provision of this Agreement, and in either case no bond or other security shall be required.

(c) Entire Agreement; Enforcement of Rights. This Agreement sets forth the entire agreement and understanding of the parties relating to the subject matter herein and merges all prior discussions between them. No modification of or amendment to this Agreement, nor any waiver of any rights under this Agreement, shall be effective unless in writing signed by the parties to this Agreement in accordance with the terms hereof.

(d) Severability. If one or more provisions of this Agreement are held to be unenforceable under applicable law, the parties agree to renegotiate such provision in good faith. In the event that the parties cannot reach a mutually agreeable and enforceable replacement for such provision, then (x) such provision shall be excluded from this Agreement, (y) the balance of this Agreement shall be interpreted as if such provision were so excluded and (z) the balance of this Agreement shall be enforceable in accordance with its terms.

(e) Construction. This Agreement is the result of negotiations between and has been reviewed by each of the parties hereto and their respective counsel, if any; accordingly, this Agreement shall be deemed to be the product of all of the parties hereto, and no ambiguity shall be construed in favor of or against any one of the parties hereto.

(f) Notices. Any notice required or permitted by this Agreement shall be in writing and shall be deemed sufficient when delivered personally or sent by telegram or fax or forty-eight (48) hours after being deposited in the U.S. mail, as certified or registered mail, with postage prepaid, and addressed to the party to be notified at such party's address as set forth below or as subsequently modified by written notice.

(g) Successors and Assigns. Each party hereto agrees that it will not assign, sell, transfer, delegate, or otherwise dispose of, whether voluntarily or involuntarily, or by operation of law, any right or obligation under this Agreement except in accordance with the terms hereof. Any purported assignment, transfer, or delegation in violation of this section shall be null and void. Subject to the foregoing limits on assignment and delegation, this Agreement shall be binding upon and shall inure to the benefit of the parties and their respective heirs, executors, administrators, successors, and assigns. Except for those enumerated above and except for any permitted transfer of rights hereunder, this Agreement does not create, and shall not be construed as creating, any rights enforceable by any person or entity not a party to this Agreement.

(h) Agreement to Perform Necessary Acts. Each party hereto agrees to perform any further acts and to execute and deliver any further documents that may be reasonably necessary to carry out the provisions of this Agreement.

(i) Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original and all of which together shall constitute one instrument.

(Signature Pages Follow)

IN WITNESS WHEREOF, the parties hereto have executed this Second Amended and Restated Stockholders' Agreement as of the date first written above.

THE COMPANY:

JETOPTERA, INC.

By: DocuSigned by: Andrei Evulet 244358EDAE8849A...

Name: Andrei Evulet
Title: President

Address:
[redacted]

IN WITNESS WHEREOF, the parties hereto have executed this Second Amended and Restated Stockholders' Agreement as of the date first written above.

STOCKHOLDERS:

____
(signature)

____
(print name)

____
(print entity name, if applicable)

____
(print title, if applicable)

Address:

____

____

Email:

____

IN WITNESS WHEREOF, the parties hereto have executed this Second Amended and Restated Stockholders' Agreement as of the date first written above.

STOCKHOLDERS:

DocuSigned by:
Andrei T Evulet 8/18/2021
244358EDAE8849A...
(signature)

Andrei Evulet
(print name)

Jetoptera
(print entity name, if applicable)

CEO
(print title, if applicable)

Address:

[redacted]

Email:

[redacted]

IN WITNESS WHEREOF, the parties hereto have executed this Second Amended and Restated Stockholders' Agreement as of the date first written above.

STOCKHOLDERS:

DocuSigned by:
Simina Farcasiu 8/18/2021
0089BD96D11047A...
(signature)

Simina Farcasiu
(print name)

The Evulet Family Irrevocable Trust dated May 12, 2017
(print entity name, if applicable)

Trustee
(print title, if applicable)

Address:

[redacted]

Email:

[redacted]

IN WITNESS WHEREOF, the parties hereto have executed this Second Amended and Restated Stockholders' Agreement as of the date first written above.

STOCKHOLDERS:

DocuSigned by:

Simina Farcasiu 8/18/2021

0089BD96D11047A...

(signature)

Simina Farcasiu

(print name)

Rivendell, LLC

(print entity name, if applicable)

Manager

(print title, if applicable)

Address:

[redacted]

Email:

[redacted]

IN WITNESS WHEREOF, the parties hereto have executed this Second Amended and Restated Stockholders' Agreement as of the date first written above.

STOCKHOLDERS:

DocuSigned by:

Scott Smallwood 8/18/2021

BC9A145C1A34443...

(signature)

Scott Smallwood

(print name)

(print entity name, if applicable)

(print title, if applicable)

Address:

[redacted]

Email:

[redacted]

IN WITNESS WHEREOF, the parties hereto have executed this Second Amended and Restated Stockholders' Agreement as of the date first written above.

STOCKHOLDERS:

DocuSigned by:
Jefferey Shufelt 8/18/2021
D087AA88FC384AA...
(signature)

Jefferey A. Shufelt,
Joint Tenant with Right of Survivorship
(print name)

DocuSigned by:
8/18/2021
2D1D2B6CCCAB4EB...
(signature)

Stacey L. Jacobs,
Joint Tenant with Right of Survivorship
(print name)

Address:

____

____

Email:

[redacted]

IN WITNESS WHEREOF, the parties hereto have executed this Second Amended and Restated Stockholders' Agreement as of the date first written above.

STOCKHOLDERS:

DocuSigned by:
Denis Dancanet 8/18/2021
313D2A16EDDA4DE...
(signature)

Denis Dancanet
(print name)

(print entity name, if applicable)

(print title, if applicable)

Address:

Email:

[redacted]

IN WITNESS WHEREOF, the parties hereto have executed this Second Amended and Restated Stockholders' Agreement as of the date first written above.

STOCKHOLDERS:

DocuSigned by:
Simina Farcasiu 8/18/2021
0089BD96D11047A...
(signature)

Simina Farcasiu
(print name)

Equity Trust Company Custodian
FBO Simina Farcasiu IRA
(print entity name, if applicable)

IRA Account Holder and Fiduciary
(print title, if applicable)

Address:

[redacted]

Email:

[redacted]

EXHIBIT A
TO
SECOND AMENDED AND RESTATED STOCKHOLDERS' AGREEMENT

COMMON STOCKHOLDERS

Andrei Evulet
Simina Farcasiu, Trustee of The Evulet Family Irrevocable Trust dated May 12, 2017
Rivendell, LLC
Scott Smallwood
Jefferey A. Shufelt and Stacey L. Jacobs, JTWROS
Raluca Gold-Fuchs and Christian Fuchs
Denis Dancanet
Equity Trust Company Custodian FBO Simina Farcasiu IRA

EXHIBIT B
TO
SECOND AMENDED AND RESTATED VOTING AGREEMENT

PREFERRED STOCKHOLDERS

Denis Dancanet

EXHIBIT C

STOCKHOLDERS AGREEMENT

The undersigned hereby acknowledges, accepts and agrees to all of the rights, duties and obligations of a Stockholder under the Second Amended and Restated Stockholders Agreement of Jetoptera, Inc. dated August 17, 2021, as amended from time to time.

NEW STOCKHOLDER

____
Name of Stockholder (print or type)

____
Street Address (print or type)

____
City, State, Zip Code (print or type)

______________________________ Signature of Stockholder	______________________________ Social Security or Federal ID Number

CONSENT OF JOINT STOCKHOLDER(S) OR SPOUSE

____
Name of Joint Stockholder or Spouse
(Please print or type)

______________________________ Signature of Joint Stockholder* or Spouse (if any)	Social Security or Federal I.D. Number of Joint Stockholder or Spouse (if any)

Please identify the nature of joint ownership, if any:

Joint Tenants ______	Tenants in Common ______
Community Property ______	Tenants by the Entirety ______

*By signing as Joint Stockholder or Spouse, the Joint Stockholder or Spouse acknowledges, accepts and agrees to all of the duties and obligations of a Stockholder under this Stockholders Agreement.